

21002934

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-33465

SEC
Mail Processing
Section

MAR 01 2021

Washington DC
406

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 _____ AND ENDING 12/31/20 _____
              MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Marc J. Lane & Company**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

70 West Madison St., Suite 2050
_____
(No. and Street)

Chicago   IL   60602
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

_____
                       (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Alvarez & Associates, Inc. Certified Public Accountants
_____
(Name – *if individual, state last, first, middle name*)

9221 Corbin Ave. Suite 165 Northridge   CA   91324
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

- [✔] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, __Marc J. Lane_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Marc J. Lane & Company_____, as of __December 31_____, 20__20____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

```
OFFICIAL SEAL
CATHERINE ELLIOTT BURGESON
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:11/10/23
```

Marc J. Lane
_____
Signature

President
_____
Title

Catherine Elliott Burgeson
_____
Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

> A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of ____ILLINOIS_____

County of ____COOK_____

Subscribed and sworn to (or affirmed) before me on this 29TH day of JANUARY, 2021 by

____MARC J LANE_____ proved to me on the basis of satisfactory evidences to be the person who appeared before me.

Notary Public ____CATHERINE BURGESON_____



ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Stockholder of Marc J. Lane & Company:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Marc J. Lane & Company (the "Company") as of December 31, 2020, the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I, II, III, and IV ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I, II, III, and IV are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Alvarez & Associates, Inc.

We have served as the Company's auditor since 2018.
Northridge, California
February 9, 2021

Chicago, Dallas, Los Angeles, New York, San Francisco, Seattle

9221 Corbin Avenue Suite 165
Northridge, California 91324
800.848.0008
www.AAICPAs.com

Marc J. Lane & Company
(A Corporation)
Statement of Financial Condition
As of December 31, 2020

ASSETS

	2020
Cash	$ 13,569
Investment in securities, at fair value	597,305
Deposit with clearing broker	50,000
Commissions due from clearing broker	35,421
Prepaid expenses	9,368
Accounts receivable	814
TOTAL ASSETS	$ 706,477

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Accounts payable and accrued expenses	$ 32,104
TOTAL LIABILITIES	32,104
STOCKHOLDER'S EQUITY:	
Common stock, no par value, 1,000 shares	
Authorized, issued and outstanding	6,000
Additional paid-in capital	149,950
Retained earnings	518,423
TOTAL STOCKHOLDER'S EQUITY	674,373
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 706,477

The accompanying notes are an integral part of these financial statements.

Marc J. Lane & Company
(A Corporation)
Statement of Income
For the Year Ended December 31, 2020

		2020
REVENUES		
Commissions income	$	471,562
Commissions income - other		5,704
Unrealized gain on securities		132,199
Realized gain on securities		215
Dividend income		8,164
SBA EIDL and PPP loan forgiveness		30,702
Interest income		198
Total revenues		648,744
EXPENSES		
Salaries		145,329
Employee benefits		10,800
Reimbursed expenses		50,632
Professional fees		119,845
Commissions		44,230
Insurance		776
Payroll taxes		9,833
Clearing charges		53,617
Regulatory fees		5,598
Office expenses		9,171
Dues and subscriptions		2,657
Interest expense		17
Total expenses		452,505
NET INCOME	$	196,239

The accompanying notes are an integral part of these financial statements.

Marc J. Lane & Company
(A Corporation)
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2020

	Beginning January 1	Net Income	Dividends	Ending December 31
Common stock	$ 6,000	$ -	$ -	$ 6,000
Additional paid in capital	149,950	-	-	149,950
Retained earnings	394,511	196,239	(72,327)	518,423
Ending balance	$ 550,461	$ 196,239	$ (72,327)	$ 674,373

The accompanying notes are an integral part of these financial statements.

Marc J. Lane & Company
(A Corporation)
Statement of Cash Flows
For the Year Ended December 31, 2020

	2020
CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 196,239
Adjustments to reconcile net income to	
net cash provided by operating activities:	
Forgiveness of PPP loan	(28,702)
(Increase) decrease in:	
Clearing deposit	
Investment in securities	(132,199)
Due from broker	3,000
Prepaid expenses	1,788
Accounts receivable	938
Increase (decrease) in:	
Accounts payable and accrued expenses	5,931
Net cash provided by operating activities	46,995
CASH FLOWS FROM INVESTING ACTIVITIES	-
CASH FLOWS FROM FINANCING ACTIVITIES	
Proceeds from PPP loan	28,702
Dividends paid	(72,327)
Net cash used for financing activities	(43,625)
NET DECREASE IN CASH	3,370
CASH, beginning of year	10,199
CASH, end of year	$ 13,569
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION	
Interest expense	$ 17
Cash paid for income taxes	$ 6,275

SUPPLEMENTAL DISCLOSURE OF NON-CASH TRANSACTIONS:

The Firm received a $28,702 Paycheck Protection Program loan that was forgiven.

The accompanying notes are an integral part of these financial statements.

Note 1 - Summary of Significant Accounting Policies

Organization and Nature of Operations

Marc J. Lane & Company (the Firm) is a Broker/Dealer and is registered with the Securities and Exchange Commission (SEC), and is a member of the Financial Industry Regulatory Authority (FINRA), and the Security Investor Protection Corporation (SIPC).

The Firm is an affiliate of The Law Offices of Marc J. Lane, a professional corporation. As such, it is unique in the brokerage industry. The Firm was incorporated in Illinois on March 28, 1985 to help law clients implement their estate, tax, and wealth plans.

The Firm conducts business in equity, fixed income, and derivative securities. The Firm operates on a fully disclosed basis as an introducing broker and does not perform any type of clearing function for itself or others. The Firm does not hold customer funds or securities. The Firm accepts customers' orders and enters orders. The Firm does not actively seek its own clients.

Income Recognition

Commissions income consists of client transactions that are fully introduced to the Firm's clearing broker on behalf of its client. Commission revenue is earned on the sale of mutual funds, 529 Plans, and other exchange traded products. Commissions revenue and related clearing expenses are recorded on a trade-date basis.

Commissions income - other, consists of ongoing direct 12b-1 fees, or trailing commissions. These commissions are recorded when received. Generally accepted accounting principles (GAAP) requires the Firm to record commissions revenue on a trade-date basis. However, the Firm records Commissions - other on a cash basis. The difference between trade-date and cash basis is immaterial to the financial statements.

Securities Transactions

Proprietary securities transactions in regular way trades are recorded on settlement date. Settlement date accounting is not considered GAAP, but the difference is immaterial. Profit and loss arising from securities transactions are entered for the account and risk of the Firm. Marketable securities owned by the Firm are valued at fair value.

Income Taxes

Effective July 1, 1987, the Firm elected to be taxed as an S Corporation, whereby income is reported on the stockholder's income tax return. As a result, no federal income tax provision is made by the Firm. The Firm is subject to a 1.5% Illinois Replacement Tax on its cash basis net income.

Use of Estimates

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Note 1 - Summary of Significant Accounting Policies (continued)

Cash

The Firm maintains its operating cash in two bank checking accounts insured by the Federal Deposit Insurance Corporation.

Leases

The Firm shares its office space with an affiliate owned by the same stockholder under the terms of an expense sharing agreement, which is cancelable with reasonable notice. This agreement is not subject to FASB ASC 842, Leases. The Firm records shared expenses monthly as billed.

Clearing Agreement

The Firm entered into a clearing agreement with RBC Correspondent Services on a fully disclosed basis. The clearing broker clears all security transactions and remits the commissions, net of the clearing charges to the Firm on a monthly basis.

Note 2 - Fair Value Measurements

Financial Accounting Standards Board (FASB), Accounting Standards Codification (ASC) Topic 820, and Fair Value Measurements, establishes a fair value heirarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels for the fair value hierarchy under SFAS No. 157 are described below:

Level 1

Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets.

Level 2

Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3

Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. At December 31, 2020, the Firm did not have any Level 2 or Level 3 inputs.

Note 3 - Financial Instruments

Derivative financial instruments used for trading purposes, including economic hedges of trading instruments, are carried at fair value. Fair values for exchange-traded derivatives, principally futures and certain options, are based on quoted market prices. Fair value for over-the-counter (OTC) derivative financial instruments, principally forwards, options, and swaps, are based on internal pricing models as no quoted market prices exist for such instruments. Factors taken into consideration in estimating fair value of OTC derivatives include credit spreads, market liquidity, concentrations, and funding and administrative costs incurred over the life of the instruments. Unrealized gains or losses on these derivative contracts are recognized currently in the statement of income as principal transactions. The Firm traded no derivatives during the year ended December 31, 2020. The Firm does not apply hedge accounting as defined in FASB ASC 815, Derivatives and Hedging, as all financial instruments are recorded at fair value with changes in fair values reflected in earnings. Therefore, certain of the disclosures required under FASB ASC 815 are generally not applicable with respect to these financial statements.

Note 4 - Financial Instruments with Off-Balance Sheet Risk

The Firm can enter into various transactions involving derivatives and other off-balance sheet financial instruments. These financial instruments include exchange-traded futures, forwards and options. These derivative transactions are used to conduct trading activities and manage market risks, and are, therefore, subject to varying degrees of market and credit risk. Derivative transactions are used for trading purposes or to economically hedge other positions or transactions. The Firm traded no derivatives during the year ended December 31, 2020.

In addition, the Firm can sell securities that it does not currently own and would, therefore, be obligated to purchase such securities at a future date. The Firm would record these obligations in the financial statements at fair value of the related securities and would incur a loss if the fair value of the securities subsequently increased. The Firm sold no securities that it did not own during the year ended December 31, 2020.

Note 5 - Concentration of Credit Risk

The Firm is engaged in various trading and brokerage activities in which counterparties primarily include other financial institutions. In the event counterparties do not fulfill their obligations, the Firm may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Firm's policy to review, as necessary, the credit standing of each counterparty.

Note 6 - Related Party Transactions

The Firm entered into an expense sharing agreement with an affiliate for its share of occupancy expenses (See Note 1 - Leases). The Firm's sole shareholder is the sole shareholder of the affiliate. For the year ended December 31, 2020, occupancy expenses, reported as Reimbursed expenses on the Statement of Income, totaled $50,632, consisting of $46,800 in rents, $1,600 in utilities and $2,232 in telephone costs. At December 31, 2020, the Firm had no outstanding receivables from or payables to the affiliated firm.

It is possible that the terms of certain related party transactions are not the same as those that would result for transactions among unrelated parties.

Marc J. Lane & Company
(A Corporation)
Notes to Financial Statements
December 31, 2020

Note 7 - Income Taxes

As discussed in Note 1, the Firm has elected to be taxed as an S corporation, whereby the Firm's income is reported on the return of the stockholder. Accordingly, there is no provision for federal income tax recorded in these financial statements.

The Firm is required to file tax returns in both federal and state jurisdictions. The Form's tax returns are subject to examination by taxing authorities in the jurisdictions in which it operates in accordance with the normal statutes of limitations in the applicable jurisdiction. For both federal and Illinois purposes, the statute of limitations is three years. Accordingly, the Firm is no longer subject to tax return examination for returns filed more than three years prior to the date of these financial statements. Returns filed within the past three years remain subject to examination. As of December 31, 2020, taxing authorities have not proposed any adjustment to the Firm's tax filings.

Note 8 - Net Capital Requirements

The Firm is subject to the Uniform Net Capital Rule (15c3-1) of the Securities and Exchange Commission, which requires the maintenance of a minimum net capital of $50,000 at December 31, 2020, and the ratio of aggregated indebtedness to net capital, both of which are defined, should not exceed 15 to 1. At December 31, 2020, the Firm had net capital of $497,023, which is $447,023 in excess of its required net capital of $50,000. The Firm's ratio of aggregated indebtedness to net capital was .06 to 1 at December 31, 2020.

Note 9 - Contingencies

The Firm's management has evaluated the effects of its adoption of FASB ASC 740, *Income Taxes,* to the Firm as of December 31, 2020, and has determined that no provision for income tax is required in the financial statements. Uncertain tax positions are evaluated in accordance with FASB ASC 450, *Accounting for Contingencies,* which requires the Firm to record a liability for an estimated contingent loss if the information available indicates that it is probable that there is a tax liability incurred at the date of the financial statements, and the amount of the tax liability can reasonably be estimated. There is no income tax liability for uncertain tax positions to be recognized in the accompanying financial statements. In addition, as mentioned in Note 1, the Firm has elected S corporation status and federal income tax liabilities due to Firm activities are the responsibility of the Firm's shareholder.

The Firm is a defendant in a lawsuit arising in the ordinary course of business. Management believes the lawsuit will have no material effect on the Firm's business, financial position, results of operations, or cash flows.

The worldwide outbreak of coronavirus (COVID-19) may lead to an adverse impact on the financial markets and the overall economy. In the event such an impact was to occur and last for a sustained period, the operations and financial performance of the Firm may be adversely affected. At this point, however, the severity of such an event is highly uncertain and cannot be predicted.

Note 10 - Loan Payable

The Firm received a loan in the amount of $28,702 under the SBA Paycheck Protection Program established by the Coronavirus Aid, Relief, and Economic Security (CARES) Act. The loan is subject to a note dated May 4, 2020. The Firm applied for and has been approved for $28,702 of forgiveness based on the Firm's eligible expenditures for payroll and other expenditures described in the CARES Act. Loan forgiveness is reflected in revenues in the accompanying statement of income.

Note 11 - Deposit with Clearing Broker

The Firm has a brokerage agreement with its clearing broker, RBC Correspondence Services. The clearing broker has custody of the Firm's cash balances which serve as collateral for any amounts due to the clearing broker as well as collateral for securities trading activity. The balance of these cash deposits at December 31, 2020 was $50,000.

Note 12 - Commission Due from Clearing Broker

Pursuant to the clearing agreement, the Firm introduces all of its securities transactions to its clearing broker on a fully disclosed basis. Customers' money balances and security positions are carried on the books of the clearing broker. In accordance with the clearing agreement, the Firm has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Firm. In accordance with industry practice and regulatory requirements, the Firm and the clearing broker monitor collateral on the customers' accounts. As of December 31, 2020, the commission due from the clearing broker of $35,421 is pursuant to this clearing agreement.

Note 13 - Subsequent Events

The Firm's management has evaluated subsequent events through the date the financial statements were available to be issued, and has concluded that there are no significant subsequent events that would require adjustment to or disclosure in the financial statements.

Note 14 - Recent Issued Accounting Pronouncements

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by he FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASU's").

For the year ending December 31, 2020, various ASU's issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended.

The Firm has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Firm's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Firm and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Marc J. Lane & Company
(A Corporation)
Computation of Net Capital Required by Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2020

	2020
COMPUTATION OF NET CAPITAL	
Total stockholder's equity qualified for net capital	$ 674,373
Less non-allowable assets:	
Prepaid expenses	9,368
NET CAPITAL BEFORE HAIRCUTS	665,005
Less haircuts on securities:	
Equities	89,596
Money market	242
Undue concentrations	78,144
Total haircuts on securities	167,982
NET CAPITAL	$ 497,023
Net capital requirement	50,000
EXCESS NET CAPITAL	$ 447,023
COMPUTATION OF AGGREGATE INDEBTEDNESS	
Aggregate indebtedness	$ 32,104
Ratio: Aggregate indebtedness to net capital	0.06 to 1

There was no material difference between the net capital computation shown here and the net capital computation shown on the Firm's most recently filed Form X-17A-5 Part IIA report dated December 31, 2020.

See Report of Independent Registered Public Accounting Firm

Marc J. Lane & Company
(A Corporation)
Reconciliation with Computation Included
in Part II of Form X-17A-5
December 31, 2020

Net capital as previously reported in the Financial and Operation Combined Uniform Single Report - Part II-A (Unaudited)	$	497,023
Audit Adjustments: None		
Net Capital as currently reported on Schedule I	$	497,023

Marc J. Lane & Company
(A Corporation)
Computation for Determination of Reserve Requirements
Required by Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2020

The Firm is exempt from Rule 15c3-3 under paragraph (k)(2)(ii). The Firm clears all transactions with and for customers on a fully disclosed basis with RBC Correspondence Services, or other qualified investment company, and promptly transmits all customer funds and securities, to RBC Correspondence Services, or other qualified investment company, which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rules 17a-3 and 17a-4 , as are customarily made and kept by a clearing broker or dealer.

In addition, the Firm conducts direct business with mutual funds and 529 plans whereby the Firm does not take possession of customer funds or securities and therefore its direct business is not subject to the custody provisions of Rule 15c3-3.

See Report of Independent Registered Public Accounting Firm

Marc J. Lane & Company
(A Corporation)
Information Relating to Possession and Control
Required by Rule 15c3-3 of the Securities and Exchange commission
December 31, 2020

The Firm is exempt from the possession and control requirements of Rule 15c3-3 under paragraph (k)(2)(ii). The Firm clears all transactions for customers on a fully disclosed basis with RBC Correspondence Services, or other qualified investment company, and promptly transmits all customer funds and securities to RBC Correspondence Services, or other qualified investment company, which carries all pertaining thereto pursuant to the requirements of Rules 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

In addition, the Firm conducts direct business with mutual funds and 529 plans whereby the Firm does not take possession of customer funds or securities and therefore its direct business is not subject to the custody provisions of Rule 15c3-3.

See Report of Independent Registered Public Accounting Firm

Marc J. Lane & Company
Report on Exemption Provisions
Pursuant to 17 C.F.R. § 15c3-3(k)
For the Year Ended December 31, 2020


ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Stockholder of Marc J. Lane & Company:

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Marc J. Lane & Company identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Marc J. Lane & Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) and the Non-Covered Firm provision (the "exemption provisions"), and (2) Marc J. Lane & Company stated that Marc J. Lane & Company met the identified exemption provisions throughout the year ended December 31, 2020 without exception. Marc J. Lane & Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Marc J. Lane & Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and the Non-Covered Firm provision.

Alvarez & Associates, Inc.

Northridge, California
February 9, 2021

Chicago, Dallas, Los Angeles, New York, San Francisco, Seattle

9221 Corbin Avenue Suite 165
Northridge, California 91324
800.848.0008
www.AAICPAs.com




Exemption Report

This is to certify that, to the best of my knowledge and belief:

Marc J. Lane & Company ("the Firm"), is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. Section 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. Section 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Firm states the following:

The Firm claimed an exemption under provision 17 C.F.R. section 240.15c3-3 (k)(2)(ii) as the Firm is a non-carrying broker-dealer which promptly transmits all funds and delivers all securities received in connection with its activities as a broker-dealer, and does not otherwise hold funds or securities for, or owe money or securities to customers.

The Firm claimed an exemption as a Non-Covered Firm for its direct subscription-way sale of mutual funds and 529 plans. The Firm (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3).

The Firm met the identified exemptions throughout the year ending December 31, 2020 without exceptions.

Thank you,

Marc J. Lane

Marc J. Lane, President

Marc J. Lane & Company
Report on the SIPC Annual Assessment
Pursuant to Rule 17a-5(e)4
For the Year Ended December 31, 2020



ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON APPLYING AGREED-UPON PROCEDURES

To Those Charged with Governance and the Stockholder of Marc J. Lane & Company:

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Marc J. Lane & Company and the SIPC, solely to assist you and SIPC in evaluating Marc J. Lane & Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2020. Marc J. Lane & Company's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed, and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2020 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2020, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Marc J. Lane & Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2020. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures; other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Marc J. Lane & Company and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Alvarez & Associates, lc.

Alvarez & Associates, Inc.

Northridge, California
February 9, 2021

 

Marc J. Lane & Company
Schedule of Securities Investor Protection Corporation
Assessments and Payments
For the Year Ended December 31, 2020

	Amount
Total assessment	$ 694
SIPC-6 general assessment Payment made on July 20, 2020	(340)
SIPC-7 general assessment Payment made on February 8, 2021	(354)
Total assessment balance (overpayment carried forward)	$ -